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Attn:
Erin Donahue

Jennifer Angelini

Division of Corporation Finance

Office of Manufacturing

Re:	Primo Brands Corp

Registration Statement on Form S-1

Filed January 24, 2025

File No. 333-284501

To the addressee set forth above:

On behalf of our client, Primo Brands Corporation (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated March 4, 2025 (the “Comment Letter”) with respect to the Registration Statement on Form S-1 initially filed with the Commission by the Company on January 24, 2025. Concurrently with the submission of this letter, the Company has publicly filed Amendment No. 3 to the Registration Statement on Form S-1 (the “Registration Statement”).

For your convenience, we have included the comment of the Staff from the Comment Letter in bold and italics below and provided our response below the comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Amendment to Form S-1 filed February 27, 2025

Incorporation by Reference, page 88

1.

We note you incorporate by reference your Form 8-K filed January 24, 2025, and this further incorporates pro forma financial information, financial statements, and MD&A by reference to other filings, as disclosed on page 1 thereof. Pursuant to Securities Act Rule 411(e), disclosure must not be incorporated by reference from a second document if that second document incorporates information pertinent to such disclosure by reference to a third document. Accordingly, please revise to specifically incorporate such information by reference, or advise.

March 4, 2025

Response: The Company respectfully notes the Staff’s comment and respectfully advises that the pro forma financial information, financial statements and MD&A incorporated by reference in the Form 8-K filed on January 24, 2025 have been included for informational purposes only. The Company confirms that such information is no longer required to be included or incorporated by reference in the Registration Statement and, in accordance Rule 412 of the Securities Act, has been superseded by the more current pro forma financial information, financial statements and MD&A incorporated by reference in the Registration Statement.

Form 8-K furnished February 20, 2025

Exhibit 99.1 Press Release

Exhibit 7 and 8, page 17

2.

We note your disclosure of Combined Adjusted EBITDA and Combined Free Cash Flow amounts within your earnings release. We also note your disclosure on page 7 that combined non-GAAP financial measures include results for both BlueTriton and Primo Water on a combined basis inclusive of periods prior to the business combination. Information presented on a combined basis does not reflect any pro forma adjustments or other adjustments for costs related to integration activities, cost savings or synergies that have been or may be achieved if the business combination occurred on January 1, 2023, other than to reflect the difference in Primo Water’s fiscal year-end, and the impact of the accounting conformity related to bottle deposits. Please note that disclosure of combined amounts that are not calculated under the guidance in Article 11 of Regulation S-X, would not be appropriate as a Non-GAAP measure. See guidance in Question 100.05 of the SEC Staff’s Compliance and Disclosure Interpretations. Please revise your Form 8-K accordingly, or alternatively remove these combined measures. Additionally, please ensure that all non-GAAP amounts are accompanied by prominent disclosure of the most comparable US GAAP measure. Please note that if you file an amended Form 8-K in response to this comment, you will also need to revise the incorporation by reference section in your Form S-1 to refer to the amended Form 8-K.

Response: The Company respectfully notes the Staff’s comment and respectfully advises the Staff that the information furnished under Item 2.02 of the Company’s Form 8-K filed on February 20, 2025, including the Company’s earnings release, is not incorporated by reference in the Registration Statement. The Company respectfully advises the Staff that it considered Question 100.05 of the Staff’s Compliance and Disclosure Interpretations. In light of the Staff’s guidance that “a non-GAAP measure labeled ‘pro forma’ that is not calculated in a manner consistent with the pro forma requirements in Article 11 of Regulation S-X” would violate Rule 100(b) of Regulation G, the Company determined not to label the non-GAAP metrics of Combined Adjusted EBITDA and Combined Free Cash Flow as “pro forma.” In addition, the earnings release notes on page 7 provide a clear description of how these metrics were calculated.

*  *  *  *

March 4, 2025

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (202) 637-2258 or my colleague Charles Cassidy at (202) 637-2176.

Very truly yours,

/s/ Jason M. Licht
Jason M. Licht of LATHAM & WATKINS LLP

cc:	Robbert Rietbroek, Chief Executive Officer and Director, Primo Brands Corporation

Marni Morgan Poe, General Counsel and Corporate Secretary, Primo Brands Corporation

R. Charles Cassidy III, Latham & Watkins LLP

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